Exhibit 23.1

KPMG LLP
Suite 600
701 West Eighth Avenue
Anchorage, AK 99501

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Alaska Communication Systems Group, Inc.:

We consent to the use of our reports dated March 2, 2012 with respect to the consolidated balance sheets of Alaska Communications Systems Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three year-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting incorporated by reference herein.

Anchorage, Alaska

May 23, 2012

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative